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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         OAO Technology Solutions, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   67082B 10 5
                                 (CUSIP Number)

                                 Louis N. Mintz
                             c/o J.F. Lehman Company
                                 450 Park Avenue
                            New York, New York 10022
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2002
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3),
         240.13d-1(f) or 240.13d-1(g), check the following box.          / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 2 of 9
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terrapin Partners Holding Company LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

      Not Applicable                                                   (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                        --------------------------------------------------------
       NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            8,925,214
       OWNED BY         --------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING             0
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER

                             7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 3 of 9
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John F. Lehman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

      Not Applicable                                                   (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             20,000
                        --------------------------------------------------------
       NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            8,925,214
       OWNED BY         --------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING             20,000
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER

                             7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 4 of 9
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald Glickman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

      Not Applicable                                                   (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                        --------------------------------------------------------
       NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            8,925,214
       OWNED BY         --------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING             0
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER

                             7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 5 of 9
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis N. Mintz
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

      Not Applicable                                                   (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             5,000
                        --------------------------------------------------------
       NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            8,925,214
       OWNED BY         --------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING             5,000
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER

                             7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,930,214
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 6 of 9
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Sawyer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

      Not Applicable                                                   (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             0
                        --------------------------------------------------------
       NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY            8,925,214
       OWNED BY         --------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING             0
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER

                             7,098,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,925,214
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable                                                       / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 7 of 9
-----------------------------                    -------------------------------



         This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Terrapin Partners Holding Company LLC, a Delaware limited liability company ("Holding Company"), John F. Lehman, Donald Glickman, Louis N. Mintz and George Sawyer (together with Holding Company, the "Reporting Persons") to report a change in Reporting Persons' beneficial ownership of the Common Stock of OAO Technology Solutions, Inc. (the "Issuer") as a result of a change in number of outstanding of shares of common stock ("Common Stock"), par value $0.01 per share, of the Issuer due to the implementation of a stock repurchase program by the Issuer.

ITEM 1.  SECURITY AND ISSUER.

        No change.

ITEM 2.  IDENTITY AND BACKGROUND.

        No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change.

ITEM 4.  PURPOSE OF TRANSACTION.

        No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended by replacing paragraph (a)(iv) of the current response with the following paragraph:

         See Cover Page, Items 11 and 13. Mr. Mintz directly holds options to purchase 5,000 shares of Common Stock. Mr. Mintz does not directly own any shares of the Common Stock held by Subsidiary. 8,925,214 of the shares of Common Stock listed as beneficially owned by Mr. Mintz are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Mintz may be deemed to control Holding Company and Subsidiary because he is a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is further amended by replacing paragraph (b)(iv) of the current response with the following paragraph:

         See Cover Page Items 7 through 10. Mr. Mintz has the sole power to vote or dispose of the 5,000 shares of Common Stock underlying the options held by Mr. Mintz. Mr. Mintz does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. 8,925,214 shares of Common Stock listed as

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 8 of 9
-----------------------------                    -------------------------------



beneficially owned by Mr. Mintz are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(iv) immediately above, Mr. Mintz may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by replacing the sixth paragraph of the current response with the following paragraph:

           The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 17,981,872 shares of Common Stock outstanding as of February 15, 2002, as represented by the Issuer to the Reporting Persons on February 20, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        No change.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      67082B 10 5                                   Page 9 of 9
-----------------------------                    -------------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        TERRAPIN PARTNERS HOLDING COMPANY LLC


        By: /s/ Louis N. Mintz                            February 22, 2002
            ------------------------------
             Louis N. Mintz
             Authorized Person

          /s/ John F. Lehman                              February 22, 2002
        ----------------------------------
        John F. Lehman

          /s/ Donald Glickman                             February 22, 2002
        ----------------------------------
        Donald Glickman

          /s/ George Sawyer                               February 21, 2002
        ----------------------------------
        George Sawyer

          /s/ Louis N. Mintz                              February 22, 2002
        ----------------------------------
        Louis N. Mintz